

16012945

TED STATES
EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC / TM

SEC FILE NUMBER
8-66667



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/15** (MM/DD/YY) AND ENDING **12/31/15** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RAINMAKER SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4464 LINDELL BOULEVARD, SUITE 11
(No. and Street)

SAINT LOUIS	**MISSOURI**	**63108**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLEN ANDERSON	**(312) 254-5048**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Glen Anderson**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Rainmaker Securities. LLC** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title

Subscribed and sworn to before me this

26th day of February, 2016


OFFICIAL SEAL
ROBERT D DALTON
Notary Public - State of Illinois
My Commission Expires May 27, 2019



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Members' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[x] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of RainMaker Securities, LLC

We have audited the accompanying statement of financial condition of RainMaker Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information.. These financial statements are the responsibility of RainMaker Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RainMaker Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

RainMaker Securities, LLC

CONTENTS

RainMaker Securities, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

Assets		
Cash	$	1,637,390
Accounts receivable		32,775
Furniture and equipment (net of accumulated depreciation of $5,359)		2,068
Other assets		17,354
Total assets	$	1,689,587
Liabilities and member's equity		
Liabilities		
Commissions and salary payable	$	1,523,230
Accrued liabilities		908
Total liabilities		1,524,138
Member's equity		165,449
Total liabilities and member's equity	$	1,689,587

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF OPERATIONS

Year ended December 31, 2015	
Revenue	
Commissions and retainer fees	$ 7,310,985
Other income	47,909
Total revenue	7,358,894
Expenses	
Sales commissions	5,747,827
Registered representative payments	562,549
Payroll	247,509
Bad debt writeoffs	210,575
Strategic alliance	138,523
Litigation settlement with regulator ("FINRA")	125,000
Regulatory fees and expenses	38,140
Travel and entertainment	32,841
Professional and consulting fees	23,652
Occupancy	21,307
Licenses & permits	20,755
Data management and archiving	20,084
Other operating	32,616
Total expenses	7,221,378
Net income	$ 137,516

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2015		
Member's equity, beginning of year	$	48,433
Member contributions		-
Member withdrawal		(20,500)
Net income		137,516
Member's equity, end of year	$	165,449

See accompanying notes to financial statements.

RainMaker Securities, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2015	
Cash flows from operating activities	
Net income	$ 137,516
Depreciation	259
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)/decrease in operating activites:	
Accounts receivable	(14,237)
Other assets	(8,159)
Commissions and salary payable	1,489,217
Net cash provided by operating activities	1,604,596
Cash flows from investing activities	
Purchase of equipment	(2,327)
Net cash provided by (used in) investing activities	(2,327)
Cash flows from financing activities	
Member withdrawal	(20,500)
Net cash provided by financing activities	(20,500)
Net increase in cash	1,581,769
Cash, beginning of year	55,621
Cash, end of year	$ 1,637,390

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

RainMaker Securities, LLC (the "Company") was formed as a limited liability company under the laws of the State of Illinois in July 2004. The Company is a broker-dealer, registered with the Securities and Exchange Commission ("SEC") and a member of Financial Industry Regulatory Authority ("FINRA"). The Company conducts business to assist clients with the private placement of debt and equity capital. The Company holds no customer securities or funds for investment, nor does it owe funds or securities to its customers.

As of December 31, 2015, the Company is a wholly owned subsidiary of RainMaker Group Holdings (the "Parent"). The President of the Company is an equal co-owner of the Parent.

Government and Other Regulation

The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

The Company is currently undergoing a routine regulatory examination by its designated self-regulatory organization. As of February 26, 2016, management believes the inquiry will not have a material impact on the Company's financial statements. Accordingly, no provision has been made in the financial statements.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Revenue Recognition

The Company generates commission and fee income from assisting clients with the private placement of debt and equity capital. Commission and fee income and related expenses are based upon contractual arrangements and are recorded on the accrual basis.

Income Taxes

The Company is organized in the State of Illinois as a single member limited liability company ("LLC"). A single member LLC is treated as a disregarded entity for federal and state income tax purposes and is not required to file a separate federal or state income tax return. Accordingly, no provision for federal income taxes has been made in these financial statements because the single member is individually responsible for reporting income or loss based upon the Company's reported income and expenses for income tax purposes.

FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Income Taxes, continued

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Securities and Derivatives Valuation

Securities and derivatives are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosure* (see note 4).

Furniture and equipment

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset.

Receivables and allowance for doubtful accounts

Commissions receivable are stated at the amount management expects to collect from contractual arrangements. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

2. Related party transactions

The President of the Company is an equal owner of the Parent and a beneficial owner of Cogentic Advisors LLC ("Cogentic"). The Company has an agreement with Cogentic for consulting servicers. During the year ended December 31, 2015, the Company paid approximately $140,000 for consulting services, which is included in the Statement of Operations under Strategic alliance. Cogentic also has an agreement with the Company for consulting servicers. During the year ended December 31, 2015, Cogentic paid the Company $10,000.

The President of the Company has a registered representative agreement with the Company. The Company paid the President approximately $400,000 in compensation related to the agreement.

3. Lease Commitment

The Company conducts its operations in a leased office facility and annual rent is charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The Company leases office space under a non-cancelable lease that expires on August 31, 2016. For the year ending December 31, 2015, the rent expense was $21,307.

At December 31, 2015, the minimum annual rental commitments under the non-cancelable operating lease are approximately $17,600.

---

4. Fair Value Measurements and Disclosure

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3 Unobservable inputs for the asset or liability

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, the liquidity of the markets, and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy wherein the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

As of December 31, 2015, the Company had no assets or liabilities that were required to be disclosed according to FASB ASC 820.

5. Financial Instruments

ASC 815, Derivatives and Hedging, requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit risk related contingent features in derivative agreements. The disclosure requirements of ASC 815 distinguish between derivatives, which are accounted for as "hedges" and those that do not qualify for such accounting. Although the Company may sometimes use derivatives, the Company reflects derivatives at fair value and recognizes changes in fair value through the statement of operations, and as such do not qualify for ASC 815 hedge accounting treatment.

6. Guarantees

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460, G*uarantees*, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

Guarantees, *continued*

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others. The Company did not enter into any guarantee arrangements during the year ended December 31, 2015.

7. Warrants

The Company might occasionally receive warrants from its clients as selling compensation related to its role as selling agent in an investment transaction. The warrants provide the Company with exposure to potential gains upon appreciation in the price of the client's equity shares. The Company values its warrant holdings by their intrinsic value at the end of each reporting period, whereby the intrinsic value is defined as the difference between the market price of the shares and the strike price of the warrants. Because the Company almost exclusively receives warrants in the equity shares of private companies, where there is no current public market for the shares, the market price is established by the greater of (a) the most recent 409(a) valuation of the shares (b) the price per shares paid by the investors in the most recent sale of the same class of equity shares by the client where the sale exceeds 5% of the outstanding equity shares of that class.

8. Concentration of Credit Risk

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any party with whom it conducts business is unable to fulfill contractual obligations on its behalf. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

Commissions and accounts receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its counterparties. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

At December 31, 2015, a significant credit concentration consisted of cash deposited in one bank. The balances exceeded federally insured limits by approximately $1.4 million. Management believes that the Company is not exposed to any significant credit risk on cash or accounts receivables to be significant.

9. Contingency

The Company is a respondent in a regulatory proceeding brought by the State of Illinois Secretary of State, Securities Department. The Company is currently in discussions with the Illinois Securities Department regarding settlement of the matter, which is the course of action preferred by management. Legal counsel believes the likelihood of a material outcome in the matter unfavorable to the Company in the above described matter cannot be described as either remote or probable as of December 31, 2015.

10. Net capital requirement

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 or 6 and 2/3% of aggregate indebtedness, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's adjusted net capital was $127,967 which exceeded the requirement by $26,358. At December 31, 2015, the Company's net Capital ratio was approximately 12 to 1.

11. Subsequent events

The financial statements were approved by management and available for issuance on February 26, 2016. Subsequent events have been evaluated through this date. There were no material events requiring disclosures or adjustments to the Company's financial statements.

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2015

Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

Total Member's equity qualified for net capital		$	165,449
Furniture and equipment	(2,068)		
Accounts Receivable	(18,060)		
Other Assets	(17,354)		
Less: Non allowable assets			(37,482)
Net capital			127,967
Less: Haircut on securities			-
Net capital			127,967
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)			101,609
Excess net capital		$	26,358

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2015, as originally filed	$	202,967
Adjustment for commissions and salary payable		(75,000)
Net capital per above computation	$	127,967

See above reconciliation between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of December 31, 2015.

See accompanying footnotes.

RainMaker Securities, LLC

SUPPLEMENTAL INFORMATION

December 31, 2015

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3

Not applicable

Information for Possession or Control
Requirements under Rule 15c3-3

Not applicable

Reconciliation between Audited and Unaudited
Statement of Financial Condition

There are no reconciling items for the year ended December 31, 2015

See accompanying footnotes.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
RainMaker Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by RainMaker Securities, LLC (the "Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066667 FINRA DEC
Rainmaker Securities, LLC
4464 Lindell Blvd. APT 11
St. Louis, MO 63108

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

3122545048x4

2. A.	General Assessment (item 2e from page 2)		$ 18,073
B.	Less payment made with SIPC-6 filed (exclude interest) 11/3/15 Date Paid		(7,442)
C.	Less prior overpayment applied		( )
D.	Assessment balance due or (overpayment)		
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ 10,631
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 10,631	
H.	Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rainmaker Securities, LLC

Signature: Glen Anderson
Glen Anderson (Feb 22, 2016)

Email: ganderson@rainmakersecurities.com

Title: President

Dated the 19 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/215

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$7,358,894
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	19,092
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): See attached documentation (Deductions in excess of $100,000 require documentation)	110,405
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	129,497
2d. SIPC Net Operating Revenues	$7,229,397
2e. General Assessment @ .0025	$18,073 (to page 1, line 2.A.)



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of RainMaker Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) RainMaker Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 26, 2016

RainMaker Securities

February 26, 2016

Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2015

Dear Sir/Madame:

For the fiscal year ending December 31, 2015, Rainmaker Securities, LLC claimed exemption from SEC Rule 15c3-3 as outlined under paragraph (k)(2)(i) of the respective rule. This section states the following:

The provisions of this section shall not be applicable to a broker or dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

Rainmaker Securities, LLC met the exemption provided above for the period ending December 31, 2015.

Sincerely,



Glen Anderson
President

RainMaker Securities, LLC
Member FINRA/SIPC
500 N. Michigan Ave., Suite 600
Chicago, IL 60611
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